UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 0-26046

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China Natural Resources, Inc.

(Translation of registrant's name into English)

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Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Acquisition of Pineboom Investments Limited

On July 11, 2008 China Natural Resources, Inc. (“China Natural Resources” or the “Company”) entered into an agreement (the “Agreement”) with Feishang Group Limited (the “Shareholder”) pursuant to which China Natural Resources agreed to acquire from the Shareholder (a) all of the issued and outstanding capital stock (the “Shares”) of Pineboom Investments Limited, a British Virgin Islands company (“Pineboom”) and its wholly-owned subsidiaries (collectively, the "Coal Group") and (b) the outstanding indebtedness owing by the Coal Group to the Shareholder on the closing date (“Indebtedness”). The Shareholder, a British Virgin Islands corporation, is also the principal shareholder of China Natural Resources and Mr. Li Feilie, the sole officer, director and beneficial owner of the Shareholder, is the President and Chief Executive Officer of China Natural Resources.

Pineboom, through its operating subsidiary, Guizhou Dayun Mining Co., Ltd. (“Guizhou Dayun”), a company established under the laws of the PRC with a registered capital of RMB4,000,000 (US$584,000), owns exploration rights to Huajuejingtian North Sector Coal Mine (“Exploration Rights”), a coal mine located in Jinsha County, Guizhou Province, the People’s Republic of China (“PRC”) (the “Target Mine”), which covers a total area of 16.93 square kilometers. The permit for the Exploration Rights is valid from February 1, 2008 to February 1, 2010.

Consideration and Payment Terms

The total purchase price for the Shares and Indebtedness is US$25,000,000 (the “Consideration”), subject to “Adjustment” (as defined below) and the “Net Amount” (as defined below).

The Consideration is to be paid as follows:

(a)

an initial deposit in the amount of US$7,000,000 is to be paid to the Shareholder on or before July 25, 2008;

(b)

the sum of US$15,000,000, minus the amount of the Adjustment, if any, is to be paid to the Shareholder within 10 business days following closing; and

(c)

the sum of US$3,000,000 which is to be retained by China Natural Resources pending the determination of the Net Amount (the “Retained Amount”), shall be released to the Shareholder or utilized to settle the Net Amount as the case may be.

Adjustment

As soon as practicable following the signing of the Agreement, the Shareholder or its agent is required to appoint a licensed geological exploration organization in the PRC (the “Expert”) to compile an assessment report with respect to the Exploration Rights including an estimate of the amount of coal resources of the Target Mine in accordance with the PRC Solid Mineral Resources/Reserves Classification (“Coal Assessment Report”). In the event the amount of coal resources of the Target Mine as assessed by the Expert in the Coal Assessment Report (the “Assessed Coal Resources”) is less than 100 million metric tons, the Consideration shall be decreased by deducting the sum of US$0.25 per metric ton for every metric ton of shortfall.

The Target Mine is in the exploration stage and the amount of coal resources in the Target Mine cannot currently be accurately estimated. However, for purposes of negotiating the Agreement, the parties made reference to a preliminary coal resource report compiled by Team 102 of the Guizhou Bureau of Mine Field Geology (the “Exploration Team”) in June 2006, which estimated the Target Mine’s coal resources at over 100 million tons. The Adjustment is intended to reflect the extent to which the actual resources at the Target Mine are less than those estimated in the preliminary coal resource report.

Net Amount

The Shareholder is also required to prepare and deliver to China Natural Resources the consolidated financial statements of Pineboom and its subsidiaries for the period up to the day immediately preceding closing (“Closing Accounts”) as soon as reasonably practicable after closing but in no later than 90 days after closing, accompanied by a computation of the Net Amount certified as being accurate by the Shareholder.

The “Net Amount” means (a) the sum of all the assets of each of Pineboom and its subsidiaries as set out in the consolidated balance sheet of the Closing Accounts but excluding the carrying value of the Exploration Rights and other intangible assets of the Coal Group arising from or in connection with the Exploration Rights or any other mining rights of the Target Mine, less (b) the sum of all the indebtedness, obligations and liabilities of each Pineboom and its subsidiaries as set out in the consolidated balance sheet included in the Closing Accounts including costs and expenses in connection with (i) the compilation of the Coal Assessment Report by the Expert and matters incidental thereto, (ii) the application for the mining resources exploration permit of the Target Mine including without limitation premium for the mining resources exploration rights and (iii) any other exploration costs in respect of the Target Mine but excluding the Indebtedness.

In the event that the Net Amount is:

(a)

a negative amount, an equivalent amount shall first be deducted from the Retained Amount and set-off against the Net Amount so as to bring the Net Amount to zero, and any balance of the Retained Amount shall be released and paid by China Natural Resources to the Shareholder, and if and to the extent that the Retained Amount is insufficient for such set-off purpose, the Shareholder shall pay China Natural Resources in cash US$1 for every US$1 of shortfall; or

(b)

zero or a positive figure, the Retained Amount shall be released and paid by China Natural Resources to the Shareholder.

Closing of the Agreement

Closing of the sale and purchase of the Shares and the Indebtedness is subject to satisfaction of customary conditions of closing, as well as the Company’s receipt of the Coal Assessment Report estimating Assessed Coal Resources at not less than 70 million metric tons and the continued validity and effectiveness of the permits for the Exploration Rights.

Closing shall take place 10 business days after the date on which the Company shall have confirmed in writing to the Shareholder that all the conditions to closing have either been fulfilled to the satisfaction of the Company or are waived by the Company (as the case may be) or at such other time as the parties may agree in writing.

Put Option

Notwithstanding the occurrence of the closing, in the event the mining right permit covering the Target Mine has not been issued by Guizhou Provincial Department of Land and Resources to Guizhou Dayun on or before July 11, 2010 (or such other date as the Shareholder and the Company may agree in writing), the Company shall be entitled to require the Shareholder to purchase all the Shares and the Indebtedness for a purchase price equal to the Consideration with interest thereon at the rate of 12% per annum.

Information on the Coal Group

Pineboom was incorporated under the laws of British Virgin Islands in May 2008. Pineboom owns 100% of the issued and outstanding share capital of Feishang Dayun Coal Company Limited (“Feishang Dayunl”) which was incorporated under the laws of the Hong Kong Special Administrative Region (“Hong Kong”) in June 2008. Feishang Dayun operates through its wholly-owned subsidiary, Hainan Yangpu Dashi Enterprise Co., Ltd ("Yangpu Dashi”), a company established under the laws of the People's Republic of China ("PRC"), which in turn owns all the issued share capital of Guizhou Dayun, a PRC company with a registered capital of RMB4,000,000 (US$584,000). Guizhou Dayun currently owns Exploration Rights to the Target Mine.

In April 2008, Guizhou Dayun appointed the Exploration Team to compile a geological exploration plan (the “Plan”) on the Target Mine, and the exploration work is expected to commence shortly after approval of the Plan by the relevant government authorities. It is expected that the exploration work will be completed in the first quarter of 2009. Under current PRC laws and regulations, upon completion of exploration, Guizhou Dayun must apply for a mining right permit and other production permits in order to carry out mining activities on the Target Mine. It is expected that all the necessary approvals and permits will be received by mid 2010, and that construction of the coal mining facilities will also be completed at that time. Guizhou Dayun preliminarily estimates that the total investment cost for the exploration, development and construction of the Target Mine will be approximately RMB300 million (US$43.8 million). It is currently expected that these costs will be funded by retained earnings and bank borrowings.

Relationship of the Parties

Mr. Lie Feilie, the sole officer and beneficial owner of the Shareholder, is also our President, Chief Executive Officer and Chairman of our Board of Directors, and, accordingly, the terms of the Agreement may not necessarily have been arrived at after arm’s length negotiations. However, the terms of the Agreement were approved at a duly convened meeting of our Board of Directors at which all of our independent directors were present. In considering whether to approve the Agreement, the Board of Directors considered factors including: a 2006 preliminary assessment estimating coal resources of the Target Mine at 100 million tons; the current price range of coal resources in the PRC and the discount to current prices available to the Company under the Agreement; and the net asset value of the Coal Group. We believe that the terms of the Agreement are at least as favorable to us as could be obtained from an unaffiliated third party and that entering into the Agreement is in the best interest of the Company.

Risks Associated with the Acquisition

The following are some of the risks associated with our exploration and operation of the Target Mine:

•

There is no assurance that the amount of coal resources actually available on the Target Mine will be consistent with current estimates. Pursuant to the Agreement, if the Assessed Coal Resources is less than 70 million tons, the Company has the right to terminate the Acquisition, but if it does not, production from the Target Mine will be less than originally estimated.

•

The renewal of Exploration Rights covering the Target Mine in February 2010 is subject to the approval of the relevant government authorities. If we complete the Acquisition and Guizhou Dayun is unable to renew the Exploration Rights, the Company will lose the right to continue exploration activities on the Target Mine.

•

Guizhou Dayun’s right to conduct mining activities of the Target Mine is subject to its receipt of mining rights from the relevant government authorities and receipt of other requisite production permits for commencing and operating its coal mining business. In the event that Guizhou Dayun fails to obtain all the necessary licenses or permits, Guizhou Dayun will have no legal authority to conduct mining activities in the Target Mine. In addition, any change in laws and policies of the PRC may affect Guizhou Dayun’s ability to obtain necessary permits and/or increase the cost of obtaining such permits.

•

The gain or revenues generated from the Target Mine is subject to the cyclical nature of the domestic and international coal market which are affected by numerous factors beyond the Company’s control, for example, general economic conditions in the PRC and elsewhere in the world, weather conditions, fluctuations in the development and growth of industries with high demand of coal. The selling price of coal and the profit margin will depend on market supply and demand forces in the domestic and international markets.

•

Coal mine operations are subject to applicable laws and regulations in the PRC including those relating to environmental protection and operational safety. Changes in applicable laws, rules and regulations will have a corresponding increase on our cost and expense of compliance.

Currency Translation

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00=RMB6.8543 quoted by the People’s Bank of China as at June 30, 2008. The RMB is not freely convertible into US$ and no representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or that the translation into US$ is in accordance with US generally accepted accounting principles.

Press Release

On July 15, 2008, the Company disseminated a press release disclosing its execution of the Agreement with Feishang Group Limited. A copy of that press release is furnished as an exhibit to this report. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Forward-Looking Statements

This report includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

Exhibits

Exhibit Number	Description
10.1	Agreement dated July 11, 2008 by and between Feishang Group Limited and China Natural Resources, Inc.
99.1	Press Release dated July 15, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

By:	/s/ LI FEILIE
Li Feilie President and Chief Executive Officer

Date: July 15, 2008

EXHIBITS

Exhibit Number	Description
10.1	Agreement dated July 11, 2008 by and between Feishang Group Limited and China Natural Resources, Inc.
99.1	Press Release dated July 15, 2008